SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  NESTOR, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    64107410
                                 (CUSIP Number)

                                 David P. Stokes
                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154
                                 (402) 334-5101
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                    Copy to:

                                Neal A. Klegerman
                                Baker & McKenzie
                              One Prudential Plaza
                             130 East Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-8000

                                 April 28, 1998
            (Dates of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of $240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See $240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107 410

                                       13D


1. Name of reporting person S.S. or I.R.S. Identification No. of above person

   Transaction Systems Architects, Inc., I.R.S. Identification No.: 47-0772104

2. Check the appropriate box if a member of a group    (a)
                                                       (b)

3. SEC Use Only

4. Sources of Funds

       WC

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6. Citizenship or place of organization Delaware


Number of Shares Beneficially
Owned by Each Reporting           7.         Sole Voting Power
Person with:                                 5,000,000

                                  8.         Shared Voting Power
                                             0

                                  9.         Sole Dispositive Power
                                             5,000,000

                                  10.        Shared Dispositive Power
                                             0


11. Aggregate amount beneficially owned by each reporting person 5,000,000 shares of Common Stock

12.  Check box if the aggregate amount in row (11) excludes certain shares   x


13.  Percent of class represented by amount in row (11)
          26.7%

14.  Type of reporting person
          HC, CO


Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is shares of common stock, par value $.01 per share (the "Common Stock") of Nestor, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Richmond Square, Providence, Rhode Island 02906.

Item 2. Identity and Background.

     (a)-(c), (f) This statement is filed by Transaction Systems Architects, Inc., a Delaware corporation ("TSA"). TSA develops, markets and supports a broad line of software products and services primarily focused on facilitating electronic payments. The principal executive offices of TSA are located at 224 South 108th Avenue, Omaha, Nebraska 68154.

     The name, business address and present principal occupation or employment of each director and executive officer of TSA and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Each such person is a citizen of the United States of America, except for Don McLarty who is a citizen of Canada. Unless otherwise indicated below, the business address of each such person is 224 South 108th Avenue, Omaha, Nebraska 68154.

     William E. Fisher is a director and President and Chief  Executive  Officer
of  TSA  and  Chief  Executive  Officer  of  Applied  Communications,   Inc.,  a
wholly-owned subsidiary of the Company ("ACI")

     David C. Russell is a director and Senior Vice President of TSA and President of ACI.

     Promod Haque, a director of TSA, is Vice President and General Partner of Norwest Venture Capital, Inc. The business address of Mr. Haque is Norwest Venture Capital, Inc., 245 Lytton Avenue, Suite 250, Palo Alto, CA 94301.

     Charles E. Noell, III, a director of TSA, is the Managing Partner of JMI Equity Fund, L.P., a private investment fund. The business address of Mr. Noell is JMI Equity Fund, L.P., 12680 High Bluff Drive, Number 200, San Diego, CA 92130-2002.

     Jim D. Kever, a director of TSA, is President and Co-Chief Executive Officer of Envoy Corporation. Envoy provides electronic processing services, primarily to the healthcare industry. The business address of Mr. Kever is Envoy Corporation, Two Lakeview Place, 15 Century Boulevard, Suite 600, Nashville, NC 37214.

     Larry G. Fendley, a director of TSA, is Executive Vice President, Product Delivery Services for CSG Systems, Inc., a subsidiary of CSG Systems
International, Inc. CSG Systems provides customer management solutions to the communications industry. The business address of Mr. Fendley is CSG Systems, Inc., 2525 North 117th Avenue, Omaha, NE 68164.

     David P. Stokes is General Counsel of TSA.

     Gregory J. Duman is Chief Financial Officer and Treasurer of TSA.

     Edward H. Mangold is Senior Vice President- Americas Region of TSA.

     Thomas H. Boje is Vice President-EMEA Region of TSA. The business address of Mr. Boje is 59 Clarendon Road, Watford, Herts WD1 1LA, England.

     Don McLarty is Vice President-Asia/Pacific Region of TSA. Mr. McLarty's business address is 182 Clemenceau Avenue, #04-00, Singapore 239923.

     Fred L. Grabher is Vice President-Crystal Clear of TSA and President of Crystal Clear Technology, a wholly-owned subsidiary of TSA. Mr. Grabher's business address is 212 South 108th Avenue, Omaha, NE 68154.

     Mark R. Vipond is Vice President-USSI of TSA and President of U.S. Software, Inc., a wholly-owned subsidiary of TSA. Mr. Vipond's business address is 2200 Abbott Drive, Carter Lake, IA 51510.

     Stephen J. Royer is Vice President-Grapevine of TSA and President of Grapevine, a wholly-owned subsidiary of TSA. Mr. Royer's business address is 218 South 108th Avenue, Omaha, NE 68154.

     Jeffrey S. Hale is Vice President-Product Company of TSA.

     Dwight G. Hanson is a Vice President of TSA.

     (d) and (e) Neither TSA nor, to the knowledge of TSA, any of the other persons specified in Item 2 above has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to a Securities Purchase Agreement dated as of April 28, 1998 between the Company and TSA (the "Securities Purchase Agreement"), which is attached hereto as Exhibit 1 and incorporated herein by reference, TSA acquired
(i) 2,500,000 shares of Common Stock of the Company (the "Shares") and (ii) a Warrant to purchase up to 2,500,000 additional shares of Common Stock of the Company at an exercise price of $3.00 per share, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference (the "Warrant"). The aggregate purchase price for the Shares and Warrant was $5,000,000, $4,500,000 of which was paid in cash and the balance of $500,000 was paid through the forgiveness by TSA of the outstanding principal under a Loan Agreement between TSA and the Company dated March 25, 1998 further described in Item 6 below, which is attached hereto as Exhibit 3 and incorporated herein by reference (the "Loan Agreement"). The Warrant is presently exercisable.

     The purchase of the Shares and Warrant was consummated on April 28, 1998. TSA used working capital for the purchase of the Shares and Warrant. As of the date hereof, it is expected that if and when TSA elects to exercise the Warrant, the source of the necessary funds would be working capital.

     ACI and the Company were parties to a Prism Non-Exclusive License Agreement dated September 19, 1996 as amended April 19, 1997 and January 14, 1998. Concurrently and in connection with entering into the Securities Purchase Agreement, ACI and the Company entered into an Amended and Restated License Agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference (the "License Agreement"), providing for distribution, licensing and support of Nestor's suite of fraud detection software products.

     Three executive officers of TSA beneficially own shares of Common Stock of the Company. Edward H. Mangold has purchased using personal funds an aggregate of 20,000 shares of Common Stock for an aggregate purchase price, excluding brokerage commissions, of $43,621 in open market transactions through a broker. Stephen J. Royer has purchased using personal funds an aggregate of 10,000 shares of Common Stock for an aggregate purchase price, excluding brokerage commissions, of $19,187.50 in open market transactions through a broker. Gregory
J. Duman has purchased using personal funds an aggregate of 1,000 shares of Common Stock for an aggregate purchase price, excluding brokerage commissions, of $1,312 in open market transactions through a broker.

Item 4.  Purpose of Transaction.

     TSA purchased the Shares and the Warrant for investment purposes concurrently and in connection with entering into the License Agreement. TSA will continue to evaluate its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, TSA's own financial condition, other investment opportunities and other future developments. Based upon such evaluation, TSA will take such actions in the future as TSA may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, TSA may exercise the Warrant, seek to acquire additional shares of Common Stock of the Company in the open market or in private transactions, determine to dispose of all or a portion of the Shares or the shares of Common Stock underlying the Warrant or to enter into option or other transactions (including, without limitation, hedging transactions) with third parties with respect to the Common Stock of the Company.

     Concurrently and in connection with entering into the Securities Purchase Agreement, the Company and TSA entered into a Registration Rights Agreement, which is attached hereto as Exhibit 5 and incorporated herein by reference (the "Registration Rights Agreement"). Subject to the terms of the Registration Rights Agreement, TSA may dispose of the Shares or the shares underlying the Warrant.

     The three executive officers of TSA that hold shares of Common Stock of the Company (each, an "Individual Holder") purchased such shares for investment purposes. Each Individual Holder will continue to evaluate his investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, the financial condition of such Individual Holder, other investment opportunities and other future developments. Based upon such evaluation, each Individual Holder will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, each Individual Holder may seek to acquire additional shares of Common Stock of the Company in the open market, determine to dispose of all or a portion of his shares of Common Stock or to enter into option or other transactions (including, without limitation, hedging transactions) with third parties with respect to the Common Stock of the Company.

     Neither TSA nor, to the knowledge of TSA, any executive officer or director of TSA, has any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as set forth in this Item 4 and Item 6 below.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, TSA beneficially owns 5,000,000 shares of Common Stock of the Company including 2,500,000 shares which may be purchased by TSA upon exercise of the Warrant which is currently exercisable. Assuming exercise of the Warrant in full, such 5,000,000 shares represent approximately 26.7% of the outstanding shares of Common Stock of the Company (calculated on the basis of 16,253,270 shares of Common Stock outstanding immediately following the consummation of TSA's purchase of the Shares and Warrant, as specified in
Section 3(c) of the Securities Purchase Agreement, plus 2,500,000 shares issuable upon exercise of the Warrant). To the knowledge of TSA, none of the executive officers and directors of TSA beneficially own any shares of Common Stock of the Company, except for Messrs. Mangold, Royer and Duman who beneficially own 20,000, 10,000 and 1,000 shares of Common Stock, respectively. Assuming exercise of the Warrant in full, the number of shares held by Messrs. Mangold, Royer and Duman represent in the aggregate approximately 0.2% of the outstanding shares of Common Stock of the Company (calculated on the same basis as the percentage held by TSA as described above). TSA disclaims beneficial ownership of the shares held by Messrs. Mangold, Royer and Duman.

     (b) TSA has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, all of the Shares and, upon exercise of the Warrant, the shares of Common Stock issuable to TSA upon exercise thereof. Each of Mr. Mangold, Mr. Royer and Mr. Duman has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by him.

     (c) Except as set forth herein, TSA has not effected any transactions in the Common Stock during the past 60 days. To the knowledge of TSA, no executive officer or director of TSA has effected any transactions in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TSA agreed to lend the Company up to $1,500,000 under the terms and conditions of the Loan Agreement, of which $500,000 of principal was outstanding immediately prior to the consummation of the purchase of the Shares and the Warrant by TSA. TSA forgave the outstanding principal in connection with its purchase of the Shares and the Warrant as described in Item 2 above and, pursuant to the terms of the Securities Purchase Agreement, any obligation of TSA to make any loans under the Loan Agreement terminated upon closing of the sale of the Shares and the Warrant to TSA.

Pursuant to the terms of the Securities Purchase Agreement, for so long as TSA or any of its wholly-owned subsidiaries shall own and/or have the right to acquire from the Company at least 2,500,000 million shares (subject to adjustment for stock splits, stock dividends, subdivisions, etc.) of Common Stock in the aggregate, TSA is entitled to propose one candidate (the "TSA Designee") for election to the Board of Directors of the Company. The Company agreed, subject to its fiduciary duties to stockholders, to recommend to its stockholders that the TSA Designee be elected to the Company's Board of Directors.

Under the terms of the Securities Purchase Agreement, the Company agreed to, as soon as practicable, but in no event more than 30 days after the bid price of the Common Stock closes at the minimum amount for any minimum time period required by The Nasdaq SmallCap Market initial listing requirements, complete and file a listing application for the Common Stock together with all required documents and to use its best efforts to cause the Common Stock including the Shares and the shares issuable upon exercise of the Warrant to be listed and to continue to be listed on The Nasdaq SmallCap Market.

To satisfy a condition to the obligation of TSA to purchase the Shares and the Warrant pursuant to the Securities Purchase Agreement, Wand (Nestor) Inc. converted all shares of Series E, Series F, Series G and Series H Preferred Stock of the Company, including all accrued dividends thereon, into Common Stock. Under the Securities Purchase Agreement, the Company agreed to use its best efforts to take, or cause to be taken, all reasonable actions, and to do, and cause to be done, all things reasonably necessary for the conversion of the shares of Series B and Series D Preferred Stock of the Company including all accrued dividends thereon into Common Stock at the applicable conversion rates provided in the respective terms of such series as soon as practicable.

     Pursuant to the Registration Rights Agreement, after March 31, 1999 TSA has the right to require the Company to register the Shares and the shares underlying the Warrant.

     Except as described in this Statement, to the knowledge of TSA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The information set forth herein is qualified in its entirety by reference to the Securities Purchase Agreement, Warrant, Loan Agreement, License Agreement and Registration Rights Agreement, each of which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     (1) Securities Purchase Agreement between the Company and TSA
     (2) Common Stock Purchase Warrant
     (3) Loan Agreement between TSA and the Company
     (4) Amended and Restated License Agreement between ACI and the Company
     (5) Registration Rights Agreement between the Company and TSA



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date:  May 8, 1998



                                         TRANSACTION SYSTEMS ARCHITECTS, INC.

                                    By: /s/ Dwight G. Hanson
                                        --------------------------------------
                                    Name:  Dwight G. Hanson
                                         -------------------------------------
                                  Title:   Vice President
                                         -------------------------------------

                                INDEX TO EXHIBITS


Exhibit
Number


(1)       Securities Purchase Agreement between the Company and TSA

(2)       Common Stock Purchase Warrant

(3)       Loan Agreement between TSA and the Company

(4)       Amended and Restated License Agreement between ACI and the Company

(5)       Registration Rights Agreement between the Company and TSA